MATERIAL CHANGE REPORT
UNDER SECTION 85 (1) OF THE B.C. SECURITIES ACT
(Previously Form 27)

ITEM 1 Reporting Issuer

Great Basin Gold Ltd.
1020 – 800 West Pender Street
Vancouver, BC
V6C 2V6

(the “Company”)

ITEM 2 Date of Material Change

January 30, 2007

ITEM 3 Press Release

A press release was disseminated on January 30, 2007 through various approved media, and was filed through the SEDAR system on January 30, 2007.

ITEM 4 Summary of Material Change

Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GB Gold) announces an update on the gold resources at its Burnstone Gold Project in the Witwatersrand Basin in South Africa

ITEM 5 Full Description of Material Change

See attached news release.

ITEM 6 Reliance on section 85 (2) of the Act

Not applicable

ITEM 7 Omitted Information

Not applicable

ITEM 8 Senior Officers

Senior officer of the reporting issuer who is knowledgeable about the material change:

Jeffrey R. Mason
Director, Chief Financial Officer, and Secretary
Telephone: (604) 684-6365; Facsimile: (604) 684-8092

ITEM 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 30th day of January 2007

/s/ Ferdi Dippenaar Ferdi Dippenaar
CEO and Director
IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

1020 — 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684·6365 Fax 604 684·8092 Toll Free 1 800 667·2114 www.greatbasingold.com
ONGOING EXPLORATION INCREASES RESOURCES
AT GREAT BASIN GOLD’S BURNSTONE PROJECT
January 30, 2007, Vancouver, BC — Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GB Gold) (“Great Basin Gold” or the “Company”) announces an update on the gold resources at its Burnstone Gold Project in the Witwatersrand Basin in South Africa
An initial program designed to upgrade and expand the mineral resources in Area 1 and Area 2 is nearing completion. Results from 8 of 15 drill holes have been incorporated into the resource model and new estimates of the mineral resources are tabulated below. The grades as well as the tonnes have increased in all categories. As a result, at the cut-off grade of 400 cmg/t gold (the equivalent of 4 g /t over 1 meter) highlighted below, 582,000 ounces of gold have been added to the total measured and indicated resources (an increase of 8%) and 219,000 ounces have been added to the inferred resources (an increase of 54%).

Burnstone Gold Project
Mineral Resources – January 2007
	Cut-off		Grade	Contained Gold
Category	(cmg/t)	Tonnes	(g/t)	(ounces)
Measured	350	26,221,000	8.99	7,583,000
	400	21,045,000	9.69	6,555,000
Indicated	350	9,262,000	4.53	1,348,000
	400	8,246,000	4.28	1,135,000
Measured & Indicated	350	35,483,000	7.83	8,930,000
	400	29,291,000	8.17	7,690,000
Inferred	350	1,442,000	12.94	600,000
	400	836,000	15.18	408,000
It is anticipated that the remainder of the drilling program will be completed during the current quarter, and the results will be incorporated in the mining plan being prepared by Turgis Engineering.
Great Basin Gold completed a positive feasibility study on Area 1 of the Burnstone Project in May 2006. The Company is currently advancing the first of a two stage development program, designed to take the Burnstone Project to production in two years. The current program, involving construction of a decline and taking a bulk sample, will be completed in approximately 12 months’ time.
President and CEO Ferdi Dippenaar said: “The objective of the 2006 drilling program was to expand and upgrade the mineral resources of the deposit. With an overall increase of 800,000 ounces, this objective was successfully achieved. The updated resource model has been forwarded to Turgis to update, expand and optimize the mine plan from the 2006 feasibility study. If the results from the remaining drilling are in line with expectations, a project to optimize the 2006 Feasibility Study will formally get underway. As a consequence, we believe that the production profile from Burnstone Mine could increase by between 10% to 15%.”
The Burnstone goldfield is defined by an 18 kilometre long, northwesterly trending mineralized corridor developed within the Kimberley Reef, one of four main gold-bearing units in the Witwatersrand Basin. At Burnstone, the central portion of the gold corridor has been uplifted by two northwesterly trending sub-parallel faults and as a result, a significant portion of the deposit areas along the trend occur at relatively shallow depths of 250-750 meters. Drilling by Great Basin Gold has also revealed that several of the gold-bearing areas, like Areas 1 and 2 mentioned above, are continuous, but are referenced to describe different areas of focus for the ongoing drilling program.

The estimates were done by Deon van den Heever, Pr.Sci.Nat., of Geologix Mineral Resource Consultants (Pty) Ltd., an independent Qualified Person as defined by Canadian Securities Regulations in National Instrument 43-101. The primary analytical facility for the Burnstone Project from 2003-2005 was SGS Lakefield Research Africa (Pty) Limited and in 2006-2007, ALS Chemex was the primary laboratory. Both facilities are located in Johannesburg, South Africa.
For more information on Great Basin and its projects, please visit the Company’s website at www.greatbasingold.com or call Investor Services at 604-684-6365 or within North America at 1-800-667-2114.
Ferdi Dippenaar
President and CEO
No regulatory authority has approved or disapproved the information contained in this news release.
This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.
Information Concerning Estimates of Measured and Indicated Resources
This news release also uses the terms “measured resources” and ”indicated resources”. Continental Minerals Corporation advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.